UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Timothy A. Miller

President, Chief Executive Officer and Chairman

Rally Software Development Corp.

3333 Walnut Street

Boulder, Colorado 80301

(303) 565-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Michael L. Platt Jamie Leigh Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	David Huberman General Counsel and Secretary Rally Software Development Corp. 3333 Walnut Street Boulder, Colorado 8030 (303) 565-2800

☒                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing is made in connection with that certain Acquisition Agreement (the “Acquisition Agreement”), dated as of May 27, 2015 by and among Rally Software Development Corp., a Delaware corporation (the “Company”), CA, Inc., a Delaware corporation (“Parent”) and Grand Prix Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent, and consists of the transcript of a presentation that was given to the employees of the Company on May 27, 2015, announcing the signing of the Acquisition Agreement. Tim Miller, Chief Executive Officer of the Company, Ryan Martens, Chief Technology Officer of the Company, Mike Gregoire, Chief Executive Officer of Parent, James Harvey, General Manager of Parent, Cameron Van Orman, Senior Vice President, Product Marketing of Parent, Frank Toomey, Vice President, Program Management, Corporate Business Development of Parent and James Anagnostopoulos, Program Director, Corporate Business Development of Parent, all presented during this presentation.

[Tim Miller]: Welcome everybody. As you guys get settled in today, I have a quick ask. We have very specific content that we will be sharing during this meeting.  There will be opportunities for smaller break out teams to discuss this content after the meeting - so I ask that you hold your questions until then. We will be transcribing this meeting word for word for external publication.

Every meeting has to start this way right?

Wooohooo!

Let’s get started. You may notice a few faces in the front row here.  You’ll hear from them later.

We have big news today. A few moments ago, our Board of Directors approved a definitive agreement for CA Technologies to acquire Rally.

So Rally’s growth rate is in the double digits, we’re in a high-growth market with an industry-leading set of offerings and experts so, first question you may be asking yourself, why are we selling the company now? And Why CA?

Let me answer that.

When evaluating whether or not to become a part of a larger company, Ryan, Jim, Angela, and I, along with our Board of Directors, look at two factors. Will the opportunity accelerate growth and allow us to better accomplish our vision for the future? Is this the best decision for our stakeholders, including our investors, our customers, our partners, our community and of course our employees?

In both cases, we believe the answer is yes. I truly believe that this acquisition, once it closes, will enhance Rally’s value and will be a great next step for our company and I believe that CA will be the right partner for Rally.

First of all, we already have a strong, existing partnership with CA - both as a partner and as a customer.

We share similar thinking in our approach to helping our customers deliver value faster, accelerate the pace of innovation and achieve competitive advantage through software in the Application Economy. I also believe there is a strong alignment around our values and a strong alignment around our vision for the future.

CA is a four billion dollar global company that touches a majority of the Fortune 500, and the future combination of our two companies will be synergistic from both product and go-to-market perspectives.

We anticipate that Rally’s technology and expertise in agile will further CA’s position as a leader in the application economy, and CA’s global resources and depth of customers will allow us to more effectively take on the second wave of agile.

Over the last year and a half at Rally, we’ve made terrific progress on multiple fronts. Our R&D organization has been delivering tremendous value to our customers and is dedicated to continued delivery of the world’s best “enterprise scale” agile platform.

Our services experts are in the field, working hand-in-hand with some of the largest companies in the world to deliver solutions that empower agility across their organizations.

Internally, we have stronger, stronger alignment across the company than ever before. With the support and resources post-close from CA - one of the largest software companies in the world - we will be able to accelerate our mission of driving Business Agility for enterprise companies at a scale and speed that we’re not currently able to support.

Mike Gregoire, the CEO of CA Technologies will be joining us shortly via video and next week he’ll be onsite. As you can imagine, I have spoken extensively with Mike about what this will mean for Rally. And what it ultimately came down to, is that there is a true recognition of the depth of expertise at Rally, not only in our technology and approach, but also in our people.

This transaction, when it closes, will allow us to join forces with CA and together there is a significant opportunity to leverage each other’s strengths, accelerate our growth and execute on our vision for our customers.

I imagine that many of you have questions, and over the next several days we’ll have a number of opportunities to go through those answers together. But first, I’d like to address a couple of questions that I’m sure you’re asking yourselves right now:

Q: Will I still have a job tomorrow?

Yes, you still have a job. This acquisition, once it closes, will be about innovating and growing our joint business. Your skills and knowledge are critical. CA will rely on your deep experience in agile and we’re not expecting any current changes in employment. Our Boulder headquarters will stay the same, as will your manager.

Q: Will Rally’s culture change?

Our company culture is one of our strongest assets, and it is one of the many reasons that CA is combining forces. Our core values remain the same.  What happens to our culture is up to each of us. Your day-to-day is not changing, you should continue to focus on doing great work, work that you’ve been doing.

Q: Will leadership change?

After the transaction closes, our management team will continue to lead Rally as part of the CA organization. We are still focused on Business Agility and leading the second wave of agile for enterprises.

While we’ve signed the definitive agreement today, the transaction is not closed or final. We’re expecting the transaction to close in Q3, assuming the completion of a tender offer, regulatory approvals and satisfaction of other typical closing conditions.

That means that for the time being we are both still operating as independent companies and we must continue to focus on driving results and delivering customer value. In the days and weeks ahead, I ask you to keep doing the great work that you’ve been doing, with the same determination and focus.

I joined Ryan at Rally more than fourteen years ago because I wanted to create a truly great company, one that could thrive and produce a great impact on the world.  I wanted a company that inspires great companies to build great products that address important problems, and to do so while treating people with trust and respect.

We now have a tremendous opportunity to expand our impact. I ask you all to embrace the opportunity in front of us. I’m excited about this next step on our journey and the opportunity in front of us, and want to thank each and every one of you for the role that you played in helping us to get to where we are today.

With that, I’ll hand it over to Ryan.

[Ryan Martens]:

Thanks Tim. So you know, we started this thing with a pretty big vision. You know, I just did the vision talk to a bunch of folks yesterday, who are going through last quarter’s boot camp and coming into next quarter’s boot camp. And, you know, if you haven’t been to that vision talk you see that - I only start the talk talking about how we’re going to affect something as small as climate change. Literally I believe that’s what we’re here to do. I believe the mission we’re on is, is, comes through teams. Comes through exactly the empowerment that we see in this company, we see in our customers, and that’s not changing. It’s a big vision.

And, I feel more urgency than ever. I don’t know that you do. But I feel like the world needs us even faster than it did fourteen years ago. When this closes, this is a big platform change for us. This is a whole other set of scale. This is an amazing opportunity.

I know a lot of you are thinking about the concept of change. Crap. Fear. Uncertainty and doubt. Fear. Freeze. Run. I’m going to tell you to go back to our core values and say, “that’s not what we do here. That’s not how we do it.”  We take small agile steps.

We make and meet commitments to the people who are right next to us. We treat people with trust and respect and we create the reality that we want. You have that opportunity on a bigger platform now. I, there’s, when you’re on that spectrum of change, you’ll hear me and others talk about it. This is a very low uncertainty spectrum. I know this because of nine months of working closely with these folks in the field, in three different ways.

So, Kathryn Kuhn and I, Rachel have been working with the CA team for 9 months on their agile transformation with people from all around the world. They are absolutely committed to doing agile at scale in way that most other high-tech companies in this space are not committed to doing. They’re doing it for their people and for an ability to drive a healthy, great workplace across this planet. Literally across the planet, because we are dealing with people from multiple locations here in the US, as well as India and other foreign locations.

This is a global organization with over 4,000 people in development and they are working with all the right tenor and all the right approach to get there.

From an integration standpoint our product team has been working with the CA team. Catherine Connor, Ryan Polk’s organization, Keith and others, to be able to align us in the marketplace and to build an integration that will show up at RallyON! here in just 20 days. That integration is put together in a way that no other integration in this marketplace is put together. And it’s put together because of the two companies that understand the problem and the solution in that space.

At RallyON, not only are we going to see people from CA sponsor the event and talk about that integration, we are going to see a couple of talks. One from Sinead who is their transformation consultant, and is really driving the heart and soul of that talk. I encourage you to go to that talk.

You’re also going to see talk from Kathryn Kuhn and Kevin McKinsey from the Santa Clara office talk about what’s happening in their portfolio alignment and how effective that is.

Finally, a third piece on this and that is working with the team at CA through this process. I haven’t been able to meet Mike yet, but I’ve been able to meet James and talk about what’s going on from a SaaS perspective inside their organization. These two gentlemen come from Taleo and CA has a strong SaaS platform.

So, when I think about what we started working on here to get rid of… to build flow, to get rid of waste, to drive service in what’s going on in our customers to be able to make a dent in the world. This is absolutely 100% aligned and I’m really excited about being able to take this step and accelerate it. It’s a really low uncertainty environment. It is a place where I think you will see the ability to create the reality that you’re working on right now at a whole other level. Whether that’s our mission with our customers, which I even talked about very little.

In field, I’m working in sales with a number of customers and every one of those customers has adjacent to us upstream and downstream CA technology capabilities. So, I’m seeing this in the marketplace and kind in every way I look. I need you to be able to embrace this as an opportunity, an opportunity for you to take it to the next level. Same mission, same values, bigger impact, faster speed, it’s a big step up.  And with the urgency I feel right now, it’s a great step up.

I know Tim’s going to come up and introduce a couple other folks in the room. I’ll be available all afternoon for everybody.

Thank you.

[Tim Miller]: Thanks Ryan. For those of you on the phone who that can’t see, joining us via video is Mike Gregoire, CEO of CA. Mike, thank you for joining us today.

[Mike Gregoire]: Great, Thank you Tim. Great to see you. Ah, just so you know, Tim sent me a Rally shirt here. So, I feel like I’m part of the team. Double XL. Thank you very much Tim. Not really flattering when you send me a Double XL. Looks like I have to get some of that Colorado fitness that I hear about from everybody.

I want to echo both Tim and Ryan’s words, especially Tim talking about how big of a transformation this is for our company, and how much we need all of you to help us make that happen. We have a vision that is very much aligned with Rally. We truly and utterly believe that applications are changing the world. You take a look at what’s happening in the industry. Companies like Uber, for example, a seven year old company with $10 billion worth of revenue, $2 billion worth of operating profit and $50 billion valuation, changing an industry that is almost 200 years old - taxi cabs. You see the same thing happening with AirBnB, a company that did not exist eight years ago, completely transforming the hotel industry. They have the same revenue as Wyndham hotels. Wyndham hotels has 7,500 physical locations. All the insurance, all the restaurants, all of the people, all the employees and what does AirBnB have? AirBnB has two data centers. That’s what they manage changing a whole industry. When we go through customer by customer, every single one of them is trying to develop applications. And there is a right way to develop applications; it’s using agile.

We are fully committed here to getting better at agile. When you have a company as large as ours, we have some teams that are very good at it and some teams working their way through it. We have one of everything. We have VersionOne. We have Atlassian.

We like Rally the best. And we want to make sure that we are using that across our organization because when it comes to scaling and building applications that matter and making them happen fast, Rally is the best tool for us. I’m on the board of ADP, which is another Rally customer. We’ve done extensive checks with our customers. We have 47 of the fortune 500. 19 of the 20 biggest banks. We have 19 of the 20 biggest pharmaceutical companies. We have the ability to get into those accounts and what do we want to do? We want to help them, help themselves build great applications.

Because when they’re building great applications, they’re doing what Ryan said. They are changing their business model. When you’re changing your business model and you’re growing, you’re really making great improvements with respect to the way industries work. We share that vision, we share that aspiration and this is something that we are really interested in making happen. I’m super excited about this transaction. I’ve been working with Tim pretty extensively for - it’s been about six months Tim, but it seems like an awful lot longer than that. A lot of telephone calls late at night, but every time I’ve interfaced with Tim and I’ve talked to our team and how they’ve been able to interface with you, how you’ve helped our team understand agile better and be able to work through and help us understand through your agile consultants the right way to do agile. I think that this is transformational for our company and I think together we can make this transformational for the industry. I’m planning on being out next week, I think it’s Tuesday and I’ll be coming through Boulder. I’ll be able to answer some of your questions directly, but I would also encourage you to listen to Tim’s words very wisely.

We are both independent companies right now and we have to operate independently. You’ll get some roadmaps on how that works and how we should think about that. But this is a transaction I feel confident will close. I’m super excited for our customers. I’m super excited for your customers. But most importantly, I’m excited for our employees and I’m excited for you as an employee. We are trying to grow this company. It’s our number one focus and I think that agile and I think that your implementation of agile, your tool set and your esprit de corps, the way that you guys lock in your marketing directly into your platform, I think is going to help accelerate our company, and accelerate the whole notion of building applications and getting to market quickly. So with that Tim, I want to thank you very much for your partnership, I want to thank whole agile team. I am going to turn it back over to you and I think you’re going to have some of the CA employees answer some questions for you.

[Tim Miller]: Thank you very much Mike. So, maybe now, we’ll see if we can bring some of the CA employees up and I’ll have you introduce yourself.

Saved by the bell.

[James Harvey]: Literally. I was presenting to our board of directors this morning, hopped on flight, and landed at 1:15. Thank you, thank you very much.

I think I know how some of you at least are probably feeling. Two and a half years ago, I was sitting in your shoes. I was at a company called Taleo. We were one of the early SaaS companies. And, so I remember when we got the announcement that Oracle was acquiring us - that actually came in a text message from one of my friends, which is the worst way to actually hear about it. So, there’s been I think some really good thought by the team around making sure that we do this the right way. It would certainly, you know, could we get more press and media coverage had we done this in the morning before the market opens? Probably. But I really like the approach that the management team had and how they were going to share this information with the company.

So, I’ll just real quick introduce myself. James Harvey is my name. I’m a General Manager at CA. I’ve only been at CA for about eighteen months. I never would have thought that I would have worked at CA. I was not acquired; I joined the company out of my own free will. I worked with our CEO at Taleo, he was our CEO at Taleo and I have a lot of trust in Mike. I know the type of organization that Mike runs, I know that he is driven, I know that he is fair, and I know that he empowers people to make decisions and that for me was something that was really important.

I stayed on at Oracle after the Taleo acquisition for one year. I did my one year, left, then took some time off and then joined CA. So, the business unit that I lead and the reason why I’m here is because I was actually the sponsoring general manager for the acquisition.

I recently joined, what was it, six months ago. I joined a business unit called IT Business Management. ITBM is what we call it. It has two major markets that we serve. The service management market where we used to have good name and brand recognition, but we are having to reset our strategy and go at that market again and we’re doing it through SaaS and also PPM - or many of you might know the Clarity Product. The former acquisition of Nikku. So those are the two products. A couple of things I can tell you about our team, no one knows about it, so I can’t tell you that they’re excited, but what I can tell you is that Rally is the number one tool in our company that our engineers want to use. The number one tool.

It’s also the number one integration that our customers are asking us to build. Has anyone been working on the integration with CA? Yeah, I know. I see that every time and I think, “wait until the team finds out!” Mike talked a little bit about how we see the opportunity in digital transformation that’s happening. We have language that we use, that we live in an application economy. I think we all realize it’s true. Right?

I mean, I get out of taxis and use software to pay. I paid for parking in the city in San Francisco last week using software.  I get on the scale and I don’t necessarily like the results, but this is how I’m tracking, when I step on the scale in the morning. So, we all know it’s happening. When we take a look at Rally, we see a [indiscernible] right between our two of the biggest growth opportunities that we are targeting. One is DevOps with integration with areas potentially like release planning, etcetera, and those applications. And the other one is with Clarity, with PPM. We see a number of opportunities. I think we are going to hold off because we are not allowed to talk about roadmap or those kinds of things, but we really felt like this was a nice fit.

I want you guys to know that I have tremendous respect and admiration for what you’ve built. Tremendous respect and admiration. I joined Taleo when we were $50 million and when we sold, we were about $350 million. I know what it takes to be at a small company and have to wear a lot of hats and to build something out of nothing and you guys have done that. So, congratulations to you. Alright, Cameron, how do you want to do this Tim?

[Cameron Van Orman]: I’m Cameron Van Orman, I run product marketing for CA. I have a long commute in from Broomfield today. For some of you who don’t know about CA, we do have some facilities in the area. We’ve got a pretty significant team up in Fort Collins. Up on the stage, I’m not tall enough. Camera, hi! We also have some development teams in Colorado Springs and fair number of executives and people in other functions who roam the front range. I myself being one of them. It’s funny, for me, I’m not going to repeat the synergies of the app economy that Mike, James, and Tim, and Ryan talked about, I just want to share some of my own experiences with you all, with your employees and with your product. A little over four years ago, about four years ago, we started our agile transformation, as Mike referenced, up in our Fort Collins team. We went all in on SAFe, we went all in on Rally. We had some of your transformation consultants and coaches come up and help us, train us and not just the development teams, they even trained the marketing guy.

They trained people in strategy and people in business development. If you’re going to lead in SAFe, it’s not just something a small part of your team does right? It’s something you have to lead. It’s something you have to believe. So, all of us got trained and we are all scaled agilists. We saw the benefit up in that team. We saw productivity go up. We saw engagement go up. We saw quality improve. We saw defect density decrease.  Most importantly probably for our sales teams and for our customers, we saw productivity, I’m sorry predictability increase. Since we started using the tool and went in on SAFe and embraced the coaching, we’ve had 100% on time, on payload, high quality releases every quarter from the team.

So, we expanded that. We said that it can’t just be a Colorado thing. So we went to one of our sister divisions in Boston-Framingham who was struggling with eighteen month release cycles, dragging a little bit with quality. We said, “Hey, we’ve done this. We’ve gone in with SAFe. We’ve gone in with Rally. We’ve gone in with the tool. Let’s extend it.” And same thing, they’re now delivering high quality, you know meaty, impactful code every quarter. And they were struggling with eighteen month releases.

And now, as Mike talked about, we are extending this, we have one of every tool, but we are extending SAFe, we are extending the Rally tools even before this announcement happened. So, we have this firsthand experience, we have this shared belief that everyone has talked about - about businesses being rewritten by software, but we also have the shared experience of what it takes, how to go drive agile, the impact it can have. We are excited to partner together, this combination will help drive and extend that to more businesses, to more companies to help them. We all know as either developers or serving developers and our customers that giving them the ability to make meaningful software that makes a difference, and that can also transform their industries, that is pretty exciting. We have a great opportunity to go do that and do more of that.

So, again on behalf of CA and CA marketing - who here is in marketing? Alright.  I drew the good straw. I’m technically your marketing buddy during the acquisition. I’ll be working closely with Dru and I look forward to coming out and spending more time with you all. And keeping me from traveling so I can just drive here would be great. So with that, I think we want to introduce Frank.

[Frank Toomey]:  Good afternoon everyone. My name is Frank Toomey. I lead an integration management office at CA, a small team of project managers and program managers that, this is the more tactical side of things, but a small team of project managers/program managers, that will be working and meeting people over next several months. I guess I’ll echo the excitement that is really shared throughout everybody that I’ve come into contact with at CA about this. And I think one of the reasons why is that what you bring to agile and our own experiences with it and our true desires to become much more agile than we are is what’s very exciting.

On a more personal note my background is one of lean, lean processing, lean office, back office operations, so I love hearing people talk about flow, and the eight wastes, and removing waste, and identifying non-value added activities. To see that and the similarities to agile, this has got me personally stoked. So anyone who’s exposed to that becomes passionate and that’s one of my passions.

On another personal note I have to say that in the last couple of weeks leading up to today there has been a tremendous amount of work and a lot of effort that went into making sure nobody found out on their Blackberry, like James pointed out, and working with particularly some of the management team, but particularly Leslie and Liz.  The incredible amount of the commitment and the level collaboration between the teams was incredible.  And if that’s indicative of what, what this is going to look like going forward, I am even more stoked.  So I look forward to getting a chance to meet all of you. Thanks for having me, and we’re off to you James.

[James Anagnostopoulos]: Sure, Hi, my name is James Anagnostopoulos. I’ve been with CA for 13 years. I am in the integration management office as well. I started out as a developer at CA, came in free-willing, and worked my way up into integration, and integrated a few companies into CA.  I hear how great this tool is - perhaps I’m considering going back and developing.  So my focus would be working on the integration with Rally and CA over the course of time.  Thank you.

[Tim Miller]:  Awesome, thanks guys.  So, maybe I’ll ask you four to stand up on the stage, and I’m going to ask a couple general questions, and I know some of these have been answered a bit but maybe we’ll start out with a soft ball and maybe Mike wants to handle this one.  Who is CA?

[Mike Gregoire]:  The CEO’s view, and then we’ll turn it over to see if there’s any consistency across my management team. You know I think Tim introduced it very well but that just scratches the surface. You know we’re one of the largest software companies in the world.  I think you’d probably rank us as an independent software company ranked as 4th or 5th. We are in literally in 36 countries and that is what we do, we sell software. But who we are, is transformational agents. And I really liked what Ryan said and his broad vision of what we can do. Getting up in the morning and building software that never gets into production, nobody wants to do that, and if you’ve worked in the waterfall methodology - and I come from a software development background - I'm an engineer, and I spent the first 10 years of my life as an engineer building software. Nothing is more irritating than working your tail off and it never getting into production and nobody using your work. There is a definite difference between art and science and computer science and software and that artistry and the cleverness of building applications that matter.  I think that’s what really gets people moving.  When I take a look at the companies that we do business with and what their focus is, it is all about digital transformation and the way to do that is through software.  You know just Apple alone in the Apple store downloaded 50 billion applications? Some of these applications are relatively small and insignificant but a lot of them are very, very powerful.  And what we see because of the strength of our platform - it’s driving huge amounts of data and its driving huge amounts of volume.  We have, we are the second biggest mainframe software provider in the world next to IBM. We have 24% of the market.  70% of the world’s business data is still locked up in a mainframe.  When we think about unlocking all of that information and being able to aggregate it and drive it, the whole context of data analytics, these are the kinds of things that we’re interested in, these are the kinds of products that were trying to bring into market. So at the end of the day we’re a software company trying to do what Ryan said, change the world. James, maybe you want to add to that based on your experiences with the company, and a little bit of company culture.

[James Harvey]: Yeah, and I’ll hit on some of the company culture too. A couple of things that were actually surprising to me when I joined CA that I didn’t expect.  One: selling to IT is really hard, much harder than selling to HR. And well, it’s interesting - my first week I sat down and had dinner with Mike and I’m like, I didn’t realize what doesn’t happen without our technology. We literally predicted with the launch of the iPhone 5, a challenge in one of their systems we were monitoring, and we found that it just wasn’t going to scale. And we predicted that before the actual launch of the five - our technology.

We’re the only technology vendor that sits in with the executive management team at Sprint as they’re launching the 5 and the same with AT&T. So you know Mike talks about operating at scale there’s real infrastructure that doesn’t happen without these technologies.  Facebook, another good example of that, they’re using our capacity management software and these are guys - I mean they’re looking at global climate changes that are changing on a week to week basis and trying to understand how that impacts power.  They actually use some of our technology to help them with that, and actually I believe they work with the National Weather Service on some of the things they’re seeing and some of the power agencies.  That was very surprising to me.

Second thing — culture. I was actually a little bit surprised. There are a lot of folks at CA that you’ll find, like this gentleman right here, like James, who have been here a long time. A long time.  And what that says to me is that folks feel treated fairly by the company, and that they enjoy working at CA. So those are a couple of quick observations.  I don’t know if anybody else has anything else to add to that. Thanks. We brought the guys, a couple of guys with hair so you guys wouldn’t think that all the product guys are bald.

[Tim Miller]: That’s just resonating with 2 bald guys here.

[James Harvey]: You notice, we just sat next to them, it wasn’t even planned we just gravitated towards them.

[Cameron Van Oren]: I planned that.

[Tim Miller]:  So when you’re thinking about our partnership, what can you tell us about why this makes sense. What do you see as the synergies between the two companies?

[James Harvey]: Mike do you want to start and me to follow up; how would you like to do it?

[Mike Gregoire]:  It’s a pretty big delay here so it’s probably easier for you guys to go through it I’ll try to bat clean up when I get there on Tuesday of next week.

[James Harvey]: OK that makes sense, I’ll jump on it.  Actually I was just talking with our Board of Directors today. I’m going to share with you guys the same exact thing I shared this morning.

One: this improves our strategic foothold in office of the CIO. We have somewhat of a good foothold there with our Clarity product in which we are looking at, we are trying to manage the investment decisions that are getting made, that are helping with, our customers go through digital transformation, but we think that what I said to the board this morning is: agile is to application development what “lean” and “just in time inventory” were to the auto manufacturing industry back in the 1980s and 1990s.  We saw a tiny country in Japan that just totally outcompeted other countries by adopting that kind of methodology, and that’s really what it represents.  It’s on the mind of every single CIO. The digital transformation is real.  They’re trying to figure out how do they not have an Uber come into their industry.  So for us it is that number one.

Number Two: SaaS at scale.  We have been doing this and starting to build this over the past couple of years. We have folks who have run our SaaS operations at Success Factors, at Taleo, who’ve joined our team, so we’ve brought in quite a few skills. And not just doing SaaS, but SaaS at scale and Rally gives us way more critical mass in doing SaaS at scale.

One of the things our team was really impressed with was how you guys took a lot of your operational analytics out of production and pushed that into SalesForce for your go-to-market. That was - I’ve been around a lot of companies, that have done SaaS at scale, talked to a number of people that have worked at them -that was impressive. Really impressive.

Third thing, the more you guys are around or that you hear me speak, the more you hear me talk about this next thing. People. Talent. Talent wins every single time, talent wins. And so that was the third reason that I gave to the Board of Directors for top three synergies and the things that were reasons I gave for why we should move forward.

[Tim Miller]: Awesome, I think you nailed it. So, let’s move on, maybe two more questions. Can you tell us what you see as a benefit for the combination of Rally and CA for our customers and our partners?

[James Harvey]: I’ll start and then Cameron, do you want to jump in? OK, I think we’ve talked about some of those thus far already. Right? The use case, the number one use case that our customers are asking us for is Clarity and Rally, for those products to be able to work together. Insights into what work is getting done and where we are at with that. That is a huge opportunity for our customers, one that is already in our roadmap - so I’m not talking about anything we haven’t already published. I think that’s a really big opportunity for us, I think when we take a look at transformation you guys are bringing to customers and how they build software, I think there’s are a lot of consulting organizations and potentially consulting organizations that would love to help with that transformation. I don’t know how many actually have the skill set to do it like Rally does, but I think that’s another really big opportunity from partner perspective.

[Cameron Van Orman]: Yeah, and one thing I’d say is if you think about the application development lifecycle. Right, when these companies in this new app economy where business are being written by software are trying to go from market idea and understanding through to planning through to execution through to developing software faster, removing constraints, through to delivering it into production, to managing it in production, to supporting the users of the applications in production, and doing that confidently and doing that securely. Agile development is a key part of that lifecycle. We have a lot of the other capabilities around that, around management, and monitoring and security. And we talked about the Clarity, IT Business Management aspects. And we have other tools that help remove constraints to development, we have release automation capabilities. If you think about how do you be more and more valuable to our customers it’s by helping to get from idea to sort of all the way though to code, to production, to sort of fanatical and loyal users of that, and to have that be fast, and complete on speed.

The addition of the leaders of agile development at scale helps us become collectively so much more valuable for customers to help them compete.

[Tim Miller]: Awesome, thank you. So you’ve talked about this a little bit, but maybe if there’s any other description. We use software that is eating the world; you talk about the application economy. Can you tell us about what you see as the market opportunity in application economy?

[James Harvey]: Yeah. When I think about it, how many developers are using Rally today? A couple hundred thousand users?

[Tim Miller]: 250,000 plus or minus.

[James Harvey]: 250,000.

[Tim Miller]: We’re in a quiet period.

[James Harvey]: We’re in a quiet period, ha.

[James]: You know, when I think about how many developers there are, and the exponential growth. What is it, developers are going to increase from 18 million developers to just over the next three to four years, what is it to 24 million? Is that the stat I’ve been saying? A stat that looks something like that?

It is exponential growth, and again, it’s just another indicator of what we talk about with this digital transformation that’s happening. So I think there’s a fantastic opportunity for us. You guys know this, right. You don’t want to think about instrumentation after you’ve built the product. We’ve got fantastic instrumentation tools. Like, I’ll give you an example - this stuff is lean too. Our agent overhead in an app is about 3-4 percent if we monitor a Java app. And then you take that and we can pump out —  AT&T using us to collect 144 billion metrics per day. Right? 144 billion metrics per day. Now, think about the opportunity. Today, all that instrumentation gets done way after the application has been built. SaaS companies know better than this, you guys know better than this, but a lot of folks don’t.

What if we could get things like security, monitoring those kinds of things in a really easy to use way into the hands of developers? I see that as really big opportunity. Obviously we’re thinking about how we can drive Rally into our install base, but I think there’s also a big opportunity to bring some of our products earlier in the product lifecycle.

[Tim Miller]: So let me go onto the phone right now. Do we have Trevor Bunker on the phone? Would we know if we did? He’s in the Helsinki office, but wanted to give him an opportunity to introduce himself. He will get to know us all very well over the next two months, so I’ll introduce him next week.

With that, I think I’d like to thank you Mike, thank you James, Cameron, Frank, James. We’ll go into next part of meeting then go into breakups. Round of applause for this new team. Welcome.

[Mike Gregiore]: Thank you very much Tim, I look forward to seeing you next week.

[Tim Miller]: Awesome, thank you very much.

[Tim Miller]: So, a couple of things here, during this meeting you received a meeting invitation for BU breakouts after this. So check your phones. I believe those have gone out. I’m pretty sure this room is going to be R&D.

Some housekeeping items from the lawyers because many of you are shareholders.

The tender offer has not started, and your shares are not being solicited.  The tender offer will begin only after CA files the necessary paperwork with SEC and we make our related filings.  Those filings will provide information about both the offer and the CA-Rally transaction.  I encourage you to read all those materials when they become available.

And as a reminder, our presentation today contained forward-looking statements about this exciting combination with CA.  There is still lots of work to be done to make that a reality, and that work could be influenced by future events.

If there are no further logistics, please head to the meeting location listed in your invite for future conversation with your teams and thank you all for joining us today.

Thank you

[END]

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the business plans, objectives and expected operating results of Rally Software Development Corp., or Rally, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Rally and CA Technologies, or CA, to complete the acquisition of Rally by CA, including the parties’ ability to satisfy the conditions to the consummation of the acquisition and the possibility of any termination of the related acquisition agreement, timing of completion of the acquisition, the acceleration of growth of the combined enterprise and the transition of jobs, leadership and culture. The forward looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing and completion of the merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption from the transactions on Rally’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the merger may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of Rally, dependence on individual customers, the impact of competitive products and pricing pressure; claims that Rally’s services infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to maintain or attract key personnel; interruptions to Rally’s information technology systems; and other risks detailed in Rally’s public filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including Rally’s most recent Annual Report on Form 10-K for the year ended January 31, 2015 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements contained in this document speak only as of the date hereof, and the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

The tender offer referred to in the accompanying materials (the “Offer”) has not commenced.  This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the Offer will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that CA intends to file with the SEC. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, Rally’s stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer, free of charge, at the website of the SEC at www.sec.gov.

RALLY’S STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.